Exhibit 99.1

Vermilion Energy Trust Year End 2008 Operating and Financial Results

CALGARY, Alberta--(BUSINESS WIRE)--March 2, 2009--Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX – VET.UN) is pleased to report operating and unaudited financial results for the year ended December 31, 2008.

2008 Highlights:

  Recorded production of 32,741 boe/d in 2008 an increase of 5% compared to 31,325 boe/d in 2007. Fourth quarter 2008 production was 32,238 boe/d compared to 31,927 in the third quarter of 2008.
  Generated fund flows from operations of $132.4 million ($1.73 per unit) in the fourth quarter of 2008, bringing full year 2008 fund flows from operations to a record $574.0 million ($7.49 per unit) compared to $385.9 million ($5.28 per unit) in 2007. Fourth quarter 2008 financial performance was positively impacted by a sharp reduction in Australian royalties due to strong capital spending in the quarter and lower than projected taxes in our foreign jurisdictions.
  Drilled two successful infill ‘attic oil’ wells in the Wandoo Field, offshore Australia, increasing production from this field to approximately 9,000 barrels of oil per day. Vermilion also drilled a pilot well to determine if the flank of the Wandoo reservoir contained unrecovered oil resources. Preliminary data indicates the presence of unswept ‘flank oil’, which may be captured by future drilling operations.
  Completed a modest 16-well coalbed methane shallow gas drilling program in Central Alberta early in 2008. Continued to successfully drill and recomplete wells in the Drayton Valley region in Alberta. New completion technologies continue to revitalize these assets, which have formed a strategic core for Vermilion for many years.
  Added 8.5 million barrels equivalent of new proved plus probable reserves in 2008, replacing 71% of 2008 production through drilling and acquisitions while spending only 41% of fund flows from operations. On a debt-adjusted basis, Vermilion’s reserves declined by approximately 1.4% per unit, despite limited capital spending in 2008. Over the past five years Vermilion has grown its reserve base at an average annual rate of 5.4% on a debt-adjusted, per-unit basis. The Trust’s proved plus probable reserve life index at the end of 2008 was 10.6 years.
  Ranked third amongst all Canadian income trusts for superior corporate governance in the 2008 edition of the Globe & Mail’s “Board Games”.
  Significantly reduced net debt levels by more than 50% to $208 million as compared to year-end net debt of $417 million at the end of 2007. Year-end net debt represents less than 0.4 times trailing fund flows from operations.
  Maintained a stable monthly distribution of $0.19 per unit. Vermilion has never reduced its distribution level and since converting to a trust in January 2003, Vermilion has paid cumulative distributions equal to more than twice the total amount of equity raised since its inception in 1994.
  On February 26, 2009, Vermilion announced a lock-up agreement with CNPCI for the acquisition of Verenex Energy Inc. for C$10.00 per Verenex share.

Conference Call and Webcast Details:

Vermilion will discuss these results in a conference call to be held on Monday, March 2, 2009. The conference call will begin at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1.877.407.9205 (North America) or 1.201.689.8054 (International). The conference call will also be available on replay by calling 1.877.660.6853 (North America) or 1.201.612.7415 (International) using account number 286 and conference ID number 313278. The replay will be available until midnight eastern time on March 9, 2009. You may also listen to the webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=141021

HIGHLIGHTS

Three Months Ended			Twelve Months Ended
	Dec 31,	Dec 31,	Dec 31,		Dec 31,
Financial ($000’s CDN except unit and per unit amounts)	2008	2007		2008	2007
Petroleum and natural gas revenue	$185,329	$205,725	$	1,001,905	$707,334
Fund flows from operations	132,389	126,115		573,966	385,911
Per unit, basic [1]	1.73	1.73		7.49	5.28
Capital expenditures	80,865	52,121		186,836	175,639
Acquisitions, including acquired working capital deficiency	1,843	366		48,230	129,605
Net debt				207,753	416,858
Reclamation fund contributions and asset retirement costs incurred	5,590	1,618		20,578	4,056
Cash distributions per unit	0.57	0.53		2.28	2.06
Distributions declared	40,022	35,564		158,674	136,389
Less DRIP	-	9,807		18,453	35,992
Net distributions	40,022	25,757		140,221	100,397
% of fund flows from operations distributed, gross	30%	28%		28%	35%
% of fund flows from operations distributed, net	30%	20%		24%	26%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred
	$126,477	$79,496	$	347,635	$280,092
% of fund flows from operations	96%	63%		61%	73%
Trust units outstanding [1]
Adjusted basic				77,002,881	74,271,032
Diluted				78,920,159	77,270,832
Weighted average trust units outstanding [1]
Adjusted basic				76,656,385	73,058,209
Diluted				78,018,769	75,782,723
Unit trading
High			$	45.50	$40.40
Low			$	20.42	$30.33
Close			$	25.19	$34.23
Operations
Production
Crude oil (bbls/d)	18,086	18,949		17,908	17,324
Natural gas liquids (bbls/d)	1,532	1,486		1,575	1,483
Natural gas (mcf/d)	75,725	75,812		79,550	75,113
Boe/d (6:1)	32,238	33,070		32,741	31,325
Average reference price
WTI ($US/bbl)	$58.74	$90.69	$	99.65	$72.34
Brent ($US/bbl)	54.91	88.69		96.99	72.52
AECO ($CDN/mcf)	6.68	6.14		8.13	6.45
Netherlands reference (Euro/GJ)	8.76	5.87		7.62	5.35
Foreign exchange rate ($US/$CDN)	0.82	1.02		0.94	0.94
Foreign exchange rate (Euro/$CDN)	0.63	0.70		0.64	0.68
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	67.07	81.61		101.32	74.08
Natural gas ($CDN/mcf)	9.23	7.50		9.60	7.25
Netbacks per boe (6:1)
Operating netback	46.23	43.69		57.86	40.62
Fund flows netback	44.63	41.47		47.91	33.75
Operating costs	$14.01	$11.28	$	11.98	$10.45

1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

FOR A COMPLETE COPY OF VERMILION’S 2008 FINANCIAL STATEMENTS AND RELATED MANAGEMENT’S DISCUSSION AND ANALYSIS, PLEASE REFER TO WWW.SEDAR.COM OR VERMILION’S WEBSITE AT WWW.VERMILIONENERGY.COM. THESE DOCUMENTS WILL BE MADE AVAILABLE ON OR BEFORE MARCH 31, 2009.

2008 IN REVIEW

Vermilion generated a fourth consecutive year of record operating and financial results. The Trust’s disciplined approach to financial management and capital investment has directly led to the firm’s current financial strength, which provides great stability in today’s uncertain financial markets and which provides great opportunity to build on Vermilion’s asset base during a period of sharply reduced commodity prices and greatly improved acquisition metrics. This countercyclical approach to investing has served Vermilion well in the past and is expected to greatly benefit unitholders in the future.

Despite the relatively low levels of capital and acquisition expenditures in 2008, Vermilion once again achieved production within its guidance range, which was projected between 32,000 and 33,000 boe/d. That Vermilion was able to average 32,741 boe/d, despite a 1,000 boe/d shut-in of natural gas production at mid-year, made the results even more gratifying. This voluntary shut-in of natural gas was due to unexpected levels of subsidence in the Harlingen area of the Netherlands which remains under study. Vermilion expects these volumes to remain shut-in until the Trust, the regulators and affected parties are in agreement as to the proper measures to be taken going forward.

Total development capital expenditures of $187 million in 2008 included approximately $60 million related to the drilling of two wells in the Wandoo Field, offshore Australia. The success of these two wells, which are each averaging production of approximately 1,000 boe/d, confirms the geological and geophysical efforts of Vermilion’s team. This success combined with future development opportunities in the Wandoo Field could provide a significant, economically relevant extension to the life of the platform, magnifying the value of any individual well.

In 2008, similar to 2007, Vermilion’s Canadian capital program focused on tight natural gas opportunities in the Drayton Valley area and in the coalbed methane and shallow gas region of Central Alberta. The drilling, workover and recompletion programs contributed to modest growth in Canadian production in 2008 as compared to 2007.

Vermilion’s operations in France began a slow return to normalcy as operation of the Parentis to Ambès pipeline resumed early in the year. Two of the principal storage tanks at Ambès are nearing complete refurbishment and normal operations are set to resume in the second half of 2009. In the Paris Basin, Vermilion spent a significant amount of time and capital refurbishing flow lines and surface facilities, which should facilitate ongoing waterflood improvements to the Chaunoy Field and a pilot CO2 flood in 2010. A 3D seismic program was completed at Cazaux in the Aquitaine Basin, which will assist in the optimal development of this field in future years. Vermilion participated in the drilling of a single well in France at Itteville in the Paris Basin which provided initial net production of approximately 170 boe/d to Vermilion. Again, despite the limited drilling activity, production in France remained relatively flat as compared to 2007 production levels.

Verenex Energy Inc., in which Vermilion holds a 42.4% equity interest, initiated a process to examine strategic alternatives to maximize shareholder value. On February 26, 2009 Vermilion announced that it had entered into a lock-up agreement with CNCPI for the acquisition of Verenex Energy Inc. for C$10.00 per Verenex share. The offer is contingent on receipt of approval from the Libyan National Oil Corporation and if made, subject to acceptance of the offer by Verenex shareholders owning not less than 66 2/3% of the outstanding shares of Verenex. Vermilion has agreed to tender its Verenex shares into the offer. Vermilion holds 18,760,540 shares of VNX representing 42.4% of the outstanding shares. If the transaction is consummated, Vermilion would be nearly debt-free.

Vermilion was not immune to the violent market correction that began in late September. Despite delivering record operating and financial results, the rapid collapse of stock markets and commodity prices led Vermilion to suffer its first year of negative returns as an income trust and its first decline in value since 1998. For the record Vermilion’s total return in 2008 was a negative 19.8% placing it in the middle of its peer group.

Cheryl Kinzie, who served for the last ten years as Vermilion’s head of human resources, has retired. Cheryl is a dedicated, committed and hard working individual with boundless energy, and had a big impact on Vermilion’s success as a company during her tenure. The management, board of directors and fellow employees wish her all the best in the years to come.

Vermilion is pleased to announce that Mona Jasinski has joined Vermilion as Vice-President, People. Mona brings to Vermilion 18 years of extensive experience in human resources, a Bachelor of Education degree and a MBA from the University of Calgary. Mona joins Vermilion from a multi-national company where she served as HR Manager for that company’s North American upstream operations. We are delighted to welcome Mona to the Vermilion management team.

Vermilion is greatly saddened by the recent loss of Charlie Berard, our corporate secretary. Not only have we lost one of the most practical and bright legal minds in Calgary, but more importantly, we have lost a very special person and friend. For over 15 years, Charlie has guided and supported Vermilion through both good and difficult times and has been instrumental in our success. For those who knew and worked with Charlie, they know that he was a soft spoken gentleman who was respectful to everyone he worked with and who always had kind words to offer. We will remember his quick wit and strong sense of humour, and his willingness to help, whether it was on a business assignment or on a personal level. In the journey of life, we occasionally come across people who are very special, who are “givers” who do what they can to help others and make the world a better place. We will greatly miss Charlie and remember his bright mind, selflessness, kindness, sense of humour and will greatly miss his friendship. On behalf of the Board of Directors and employees of Vermilion Energy Trust, our hearts and words of support go out to Charlie’s family and friends.

OUTLOOK

Vermilion’s strong financial position should enable the Trust to capitalize on weak commodity markets, as acquisition targets become more numerous and acquisition metrics become more appealing. Vermilion has a significant amount of available credit and management believes the Trust could complete an acquisition of up to $500 million without the need for additional equity. Vermilion could further benefit from a successful sale of Verenex Energy Inc., in which it holds 18.8 million shares. As always Vermilion’s management team will prudently finance any transaction, to maximize the long-term returns for its unitholders. Vermilion continues to pursue attractive acquisition targets that could provide strategic, transformational growth opportunities in the years ahead.

In November 2008, Vermilion’s Board of Directors initially approved a development capital program of between $175 million and $250 million for 2009. Under these assumptions, 2009 production was expected to average between 31,500 and 33,000 boe/d. Based on more recent commodity price forecasts of US$40/bbl for oil and C$5.00/mcf for natural gas, the capital program is being trimmed to approximately $120 million and production is projected between 30,000 and 31,000 boe/d. This does not include the impact of any potential acquisitions. All the projects that are being deferred are controlled by Vermilion, are not subject to expiries and can be resumed once commodity prices improve. The deferral of capital programs will protect the balance sheet and ensure Vermilion remains well positioned to capitalize on strategic acquisition opportunities. Vermilion will also use the financial flexibility that it created by not increasing distributions when commodity prices were high to maintain stable distributions in this low price environment, further differentiating the Trust from its peer group.

The wells scheduled for the Netherlands are being deferred. Vermilion had not previously included any potential production from these wells in its 2009 projections.

The Canadian program will focus more on well workovers and recompletions than drilling, although as service costs continue to plummet, the economic attractiveness of drilling continues to improve, even under the current gas prices. Most of Vermilion’s Canadian activity in 2009 will target multiple-zone, tight gas reservoirs in the Drayton Valley region of Alberta.

In southern France, hurricane-force winds battered the coastal areas in late January, knocking out electrical power to most of our operations in the Aquitaine Basin. Although Vermilion suffered no damage to any facilities, access roads to well sites were often blocked, slowing the recovery process, which will moderate first quarter production figures by 300 boe/d. Capital spending plans in France include drilling three wells in the Champotran/La Torche Field, while the wells at Les Mimosas and Parentis will be deferred in view of the current commodity price environment. Vermilion plans to accelerate its workover and recompletion programs as part of the waterflood improvement process at its major fields. Refurbishment work on two main storage tanks at the Ambès terminal near Bordeaux is nearing completion and normal shipping operations are expected to resume sometime in the second quarter. Vermilion plans to refurbish two additional tanks and has applied to take over as operator of this portion of the facility.

Vermilion has completed the first phase of evaluation with regards to the enhanced oil recovery potential of its large oil pools. This process has narrowed the field candidates and methods providing greater focus for Vermilion’s future efforts. Work is underway to initiate a pilot CO2 flood in France by 2010. Vermilion continues to participate with TOTAL whose pilot CO2 flood at Vic Bihl has completed the first injection phase. The information gathered from this project will greatly assist in the development of Vermilion’s pilot and future projects.

Vermilion has re-launched a Profitability Improvement Program (PIP) that focuses on reduced operating and administrative costs. The last full scale PIP took place in 1998 when prices dipped to US$10/bbl. Through this program, Vermilion has already identified between $15 and $20 million in operating and G&A cost reduction opportunities for 2009, that will help offset the impact of low commodity prices.

Vermilion’s portfolio of properties and assets continues to provide unitholders with a stable base and significant opportunities for future growth. The Trust is seeking strategic acquisition opportunities in its core areas of operations, targeting accretive growth and unrealized development potential. Senior management remains highly committed to delivering meaningful returns to its investors and, with the Board of Directors owns 9% of the Trust.

RESERVES SUMMARY

GLJ Petroleum Consultants Ltd. (GLJ), independent petroleum engineering consultants in Calgary, has prepared the 2008 year-end reserve evaluation report for the Trust. This report is in compliance with National Instrument 51-1011 and the COGEH Handbook.

Vermilion added total proved plus probable reserves of 8.5 mmboe, approximately 0.7 times production in 2008. After production of 12.0 mmboe, the Trust’s proved reserves (P90) decreased by approximately 5.1% to 82.2 mmboe at January 1, 2009. Total proved plus probable reserves (P50) decreased by approximately 2.7% to 124.1 mmboe. On a per unit basis (debt adjusted where all debt is assumed to be converted to equity at year-end), Vermilion’s reserves (P50) declined by 1.4% over the prior year. Based on fourth quarter production rates, the Trust’s effective reserve life index at January 1, 2009 is 7.5 years for proved reserves and 10.6 years for P50 reserves.

1 Under the NI51-101 guidelines, proved reserves are qualified as those reserves that have a 90% chance of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are characterized as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

The summary reserve table and reserves reconciliation table are included below. The reserves shown are Vermilion’s company interest share before deducting royalties.

Reserves Summary Table (Company Interest Gross) (as at January 1, 2009)
Cumulative Cash Flow (Escalated Prices – Before Tax)
	Light & Medium Oil (mmbbls)	Natural Gas (bcf)	NGL’s (mmbbls)	Oil Equivalent 6:1 (mmboe)	Undisc. ($mm)	8% ($mm)
Total Proved	52.95	157.37	3.00	82.17	3,508	2,261
Total Proved plus probable	77.56	249.17	5.03	124.13	5,698	3,223

The net present value of the reserves shown above (cumulative cash flow) are based on GLJ’s escalating price and cost scenario, are presented for comparative purposes only and are not necessarily representative of fair market value.

Company Interest Reserves Reconciliation Summary Table (as at January 1, 2009)
			(P50) Total
	Proved	(P90) Total	Proved Plus
Oil Equivalent (mmbbl) Gas at 6:1	Producing	Proved	Probable
Opening Balance:	77.080	86.555	127.615
Drilling additions and improved recovery	3.911	3.381	5.911
Acquisition	1.208	1.335	1.676
Disposition	-	-	-
Technical revisions	3.161	2.885	0.907
Production	(11.983)	(11.983)	(11.983)
Closing balance	73.377	82.173	124.126

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR COMPLETE INFORMATION REGARDING VERMILION’S RESERVES, PLEASE REVIEW THE TRUST’S 2008 ANNUAL INFORMATION FORM THAT WILL BE FILED ON SEDAR WWW.SEDAR.COM ON OR BEFORE MARCH 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated February 26, 2009 of Vermilion’s operating and financial results as at and for the three and twelve month periods ended December 31, 2008 and 2007. This discussion should be read in conjunction with the Trust’s consolidated financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below:

($000’s)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Cash flows from operating activities	$142,983	$51,737	$660,135	$349,890
Changes in non-cash operating working capital	(15,517)	72,760	(96,369)	31,965
Asset retirement costs incurred	4,923	1,618	10,200	4,056
Fund flows from operations	$132,389	$126,115	$573,966	$385,911

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

($000’s)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$79	$366	$46,466	$121,294
Corporate acquisition, net of cash acquired from consolidated statements of cash flows	1,764	-	1,764	-
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)	-	-	-	8,311
Acquisitions, including acquired working capital deficiency	$1,843	$366	$48,230	$129,605

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

($000’s)	As At	As At
	Dec 31, 2008	Dec 31, 2007
Long-term debt	$197,651	$452,490
Current liabilities	250,275	150,620
Current assets	(240,173)	(186,252)
Net debt	$207,753	$416,858

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

($000’s)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Distributions declared	$40,022	$35,564	$158,674	$136,389
Issue of trust units pursuant to the distribution reinvestment plan
	-	(9,807)	(18,453)	(35,992)
Net distributions	$40,022	$25,757	$140,221	$100,397

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

($000’s)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Distributions declared	$40,022	$35,564	$158,674	$136,389
Issue of trust units pursuant to the distribution reinvestment plan
	-	(9,807)	(18,453)	(35,992)
Drilling and development of petroleum and natural gas properties
	80,865	52,121	186,836	175,639
Contributions to reclamation fund	667	-	10,378	-
Asset retirement costs incurred	4,923	1,618	10,200	4,056
	$126,477	$79,496	$347,635	$280,092

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information. “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates. These measures are reconciled to the relevant GAAP measures below:

	As At	As At
	Dec 31, 2008	Dec 31, 2007
Trust units outstanding	70,212,769	67,335,427
Trust units issuable pursuant to exchangeable shares outstanding	6,790,112	6,935,605
Adjusted basic trust units outstanding	77,002,881	74,271,032
Potential trust units issuable pursuant to unit compensation plans	1,917,278	2,999,800
Diluted trust units outstanding	78,920,159	77,270,832

	As At	As At
	Dec 31, 2008	Dec 31, 2007
Basic weighted average trust units outstanding	69,548,183	66,122,423
Trust units issuable pursuant to exchangeable shares outstanding	7,108,202	6,935,786
Adjusted basic weighted average trust units outstanding	76,656,385	73,058,209

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canada

In Canada, the Trust participated in the drilling of 44 wells (29.1 net) during 2008, resulting in 34 gas wells (22.9 net), two oil wells (2.0 net), one abandoned well (1.0 net) and seven standing wells (3.2 net) awaiting further evaluation and tie-in. The total wells include 24 CBM and shallow gas wells (16.8 net).

France

In France, Vermilion participated in the drilling and completion of one oil well (0.2 net) at Itteville in the Paris Basin. An active workover and recompletion program across all of its properties was instrumental in holding production declines to minimal levels, despite the low drilling activity. As well, much time and capital was focused on the repair and maintenance of surface facilities in the Chaunoy field acquired in 2006. Depending on commodity price strength, a significant increase in well workovers and recompletions is scheduled for France in 2009.

Netherlands

In the Netherlands, Vermilion focused efforts on the permitting process for six new wells. One of these in the Harlingen area has been shelved indefinitely, while approvals on the remaining five permits are in various stages of completion. Vermilion has deferred the drilling of these wells, which were to begin in the second half of 2009. No production from these wells was included in any of Vermilion’s previous forecasts for 2009.

Australia

Vermilion completed the successful drilling of two infill wells in the Wandoo field. These wells were completed higher up in the reservoir under the assumption that the significant aquifer drive had physically forced the oil column upward. The projections appear accurate as these two wells were completed in a clean oil (no water) column and continue to produce 1,000 bbls/d of water-free oil each after 60 days on production. Prior to drilling the first horizontal well, a vertical section was drilled to test the presence of un-recovered oil on the flank of the Wandoo reservoir. Early indications suggest that this oil may be recoverable through future development drilling. Vermilion will continue to evaluate the performance of these recent wells and begin the planning of additional development drilling, possibly by 2010.

PRODUCTION

Average production in Canada during 2008 was 4,172 bbls/d of oil and NGLs and 51.2 mmcf/d of natural gas (12,696 boe/d) compared to 4,081 bbls/d of oil and NGLs and 47.7 mmcf/d of natural gas (12,038 boe/d) in 2007, representing a year-over-year increase of 5.5%. Fourth quarter 2008 production averaged 12,448 boe/d, compared to 12,065 boe/d in the fourth quarter of 2007.

Production in France averaged 8,710 boe/d in 2008, 1.1% lower than the 8,809 boe/d produced in 2007, reflecting a limited drilling program. Fourth quarter production of 8,630 boe/d in 2008 was 3.5% lower than the 8,946 boe/d produced in France during the fourth quarter of 2007.

Production in the Netherlands averaged 4,562 boe/d in 2008, an increase of 3.4% from the 4,413 boe/d recorded in 2007, due primarily to the tie-in of the 2007 wells, less the impact of the shut-down at Harlingen. Fourth quarter production averaged 4,043 boe/d in 2008 compared with 4,468 boe/d during the same period in 2007.

Australia production averaged 6,773 boe/d in 2008, compared to 6,065 boe/d in 2007 as Vermilion benefitted from a full year of production at 100% ownership of the field. Production during the fourth quarter of 2008 averaged 7,117 boe/d, compared to 7,591 boe/d during the same period in 2007, reduced slightly by the interruption of drilling activities, some platform maintenance and year-end cyclone activity. Current production levels have approached 9,000 boe/d although first quarter cyclone activity is expected to dampen that number somewhat.

Three Months Ended December 31, 2008					Twelve Months Ended December 31, 2008
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,041	50.45	12,448	39	4,172	51.15	12,696	39
France	8,435	1.17	8,630	27	8,514	1.17	8,710	27
Netherlands	25	24.11	4,043	12	24	27.23	4,562	14
Australia	7,117	-	7,117	22	6,773	-	6,773	20
Total Production	19,618	75.73	32,238	100	19,483	79.55	32,741	100

Three Months Ended December 31, 2007					Twelve Months Ended December 31, 2007
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,047	48.12	12,065	36	4,081	47.74	12,038	39
France	8,776	1.02	8,946	27	8,621	1.13	8,809	28
Netherlands	21	26.68	4,468	14	40	26.24	4,413	14
Australia	7,591	-	7,591	23	6,065	-	6,065	19
Total Production	20,435	75.82	33,070	100	18,807	75.11	31,325	100

FINANCIAL OVERVIEW

During the three and twelve month periods ended December 31, 2008, the Trust generated fund flows from operations of $132.4 million and $574.0 million, respectively. For the same periods in 2007 the Trust generated fund flows from operations of $126.1 million and $385.9 million, respectively. The year over year increase in fund flows from operations of $188.1 million is largely the result of higher average commodity prices in 2008 versus 2007. Fund flows from operations were $6.3 million higher in the fourth quarter of 2008 as compared to the corresponding period in 2007, despite lower average commodity prices, due to royalty relief in Australia associated with the Trust’s fourth quarter 2008 drilling program. The GAAP measure, cash flows from operating activities similarly increased year over year to $143.0 million and $660.1 million for the three month period and year ended December 31, 2008 versus $51.7 million and $349.9 million for the same periods in 2007.

Increased year over year fund flows from operations have allowed Vermilion to further strengthen its financial position and at December 31, 2008 the Trust’s net debt was $207.8 million which represents a decrease of 50% from the net debt of $416.9 million at December 31, 2007. The Trust’s long-term debt has decreased to $197.7 million at December 31, 2008 from $452.5 million at December 31, 2007. At December 31, 2008 Vermilion’s net debt represented less than 40% of its fourth quarter annualized fund flows from operations.

For the year ended December 31, 2008 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 61% versus 73% for the corresponding period in the prior year. The year over year decrease in this metric relates to the significantly higher fund flows from operations achieved in 2008 versus 2007 which was associated with higher average commodity prices during 2008.

CAPITAL EXPENDITURES

Total capital spending, including acquisitions for the three and twelve month periods ended December 31, 2008 was $82.7 million and $235.1 million, respectively (three and twelve month periods ended December 31, 2007, $52.5 million and $296.9 million, respectively). The costs incurred to drill and complete two new offshore Australia wells during the fourth quarter of 2008 resulted in increased non-acquisition capital spending year over year. Acquisition related capital spending decreased on a year to date basis from the prior year as a result of the 2007 acquisition of the remaining 40% interest in the Wandoo field, offshore Australia for $117.9 million partially offset by the purchase in the first quarter of 2008 of $44.1 million of producing properties in the Drayton Valley area in Canada.

($000’s)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Land	$2,314	$1,086	$5,183	$3,484
Seismic	446	156	10,989	491
Drilling and completion	48,104	25,000	78,542	89,081
Production equipment and facilities	16,815	22,781	56,974	61,586
Recompletions	7,908	2,999	19,789	11,021
Other	5,278	99	15,359	9,976
	80,865	52,121	186,836	175,639
Acquisitions (excluding acquired working capital deficiency)	1,843	366	48,230	121,294
Total	$82,708	$52,487	$235,066	$296,933

REVENUE

Revenue for the three and twelve month periods ended December 31, 2008 was $185.3 million and $1.0 billion, respectively (three and twelve month periods ended December 31, 2007, $205.7 million and $707.3 million, respectively).

Vermilion’s combined crude oil and NGL price was $67.07 per boe in the fourth quarter of 2008, a decrease of 18% over the $81.61 per boe reported in the fourth quarter of 2007. The natural gas price realized was $9.23 per mcf in the fourth quarter of 2008 compared to $7.50 per mcf in the fourth quarter of 2007, a 23% increase year over year. Vermilion’s higher revenue year over year was associated with higher average commodity prices in 2008 versus 2007. The rapid decrease in commodity prices in the fourth quarter of 2008 resulted in lower revenue in that quarter as compared to the fourth quarter of 2007.

($000’s except per boe and per mcf)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Crude oil & NGLs	$121,049	$153,433	$722,512	$508,540
Per boe	$67.07	$81.61	$101.32	$74.08
Natural gas	64,280	52,292	279,393	198,794
Per mcf	$9.23	$7.50	$9.60	$7.25
Petroleum and natural gas revenue	$185,329	$205,725	$1,001,905	$707,334
Per boe	$62.49	$67.62	$83.61	$61.86

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies. The extent of Vermilion’s hedging activities is driven, in part, by the state of the Trust’s balance sheet. With low net debt levels and a strong balance sheet, the Trust’s recent hedging activities have been minimal. Vermilion had the following financial derivatives in place at December 31, 2008:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US$1.00/bbl	500	$100.50 - $200.00
Call Spread - BRENT
2009 – 2011	US$5.73/bbl	700	$65.00 - $ 85.00

The impact of Vermilion’s economic hedging program decreased the fund flows netback by $0.89 per boe for the year ended December 31, 2008 (gain of $0.66 per boe in the quarter) as the price of oil was in excess of the ceiling on the majority of the Trust’s collars for much of the year. This compares to a hedging cost of $0.25 per boe in 2007 ($1.11 per boe cost in the quarter).

ROYALTIES

Consolidated royalties for the three and twelve month periods ended December 31, 2008 were $0.83 per boe and $10.92 per boe, respectively (three and twelve month periods ended December 31, 2007, $9.57 per boe and $8.53 per boe, respectively). As a percent of revenue for three and twelve month periods ended December 31, 2008, royalties were 1% and 13%, respectively (three and twelve month periods ended December 31, 2007, 14% and 14% respectively).

In the fourth quarter of 2008 Vermilion had a very active capital program in Australia which resulted in the Trust realizing significant royalty relief in that jurisdiction. The level of capital expenditures associated with the drilling and completion of two offshore wells was sufficiently large that the Trust received a one-time rebate on previously paid royalties.

In Canada, royalties as a percent of revenue for the three and twelve month periods ended December 31, 2008 remained relatively consistent at 18.9% and 19.5% versus 19.7% and 19.2% for the corresponding periods in the prior year. The new royalty framework and the related revisions announced by the Alberta government are not expected to significantly change Vermilion’s royalties as a percent of revenue in 2009.

In France, a portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were lower in the fourth quarter of 2008 versus 2007 royalties, as a percent of revenue, increased to 6.8% for the three months ended December 31, 2008 as compared to 5.7% for the same period in the prior year. Similarly, for the full year 2008, royalties as a percent of revenue were lower at 5.9% versus 6.6% in the prior year due to higher average commodity prices in 2008.

Production in the Netherland is not subject to royalties.

($000’s except per boe and per mcf)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Crude oil & NGLs	$(4,339)	$23,165	$96,736	$73,933
Per boe	$(2.40)	$12.32	$13.57	$10.77
Natural gas	6,804	5,937	34,092	23,585
Per mcf	$0.98	$0.85	$1.17	$0.86
Royalties	$2,465	$29,102	$130,828	$97,518
Per boe	$0.83	$9.57	$10.92	$8.53

OPERATING COSTS

Consolidated operating costs per boe for the three and twelve month periods ended December 31, 2008 were $14.01 and $11.98, respectively (three and twelve month periods ended December 31, 2007, $11.28 and $10.45, respectively). Canadian operating costs have remained at a relatively consistent level on a per boe basis for the fourth quarter at $10.93 per boe as compared to the same period in the prior year at $10.37 per boe and have increased for the full year period ended December 31, 2008 to $10.48 per boe from $9.49 per boe for 2007 as a result of a higher electrical power and salary costs coupled with slightly lower production.

Operating costs in France increased in the fourth quarter of 2008 to $17.69 per boe compared to $10.12 per boe in the fourth quarter of 2007 and $10.11 per boe in the third quarter of 2008. This increase is attributable to significant well intervention work that was performed in the fourth quarter of 2008. Vermilion expects its full year France operating costs in 2009 to be approximately $13.00 per boe however the timing of well intervention work will likely cause the results of individual quarters to differ.

Australian operating costs have increased for the quarter and year to date periods to $15.93 per boe and $14.64 per boe, respectively compared to the prior year results of $13.74 per boe and $13.19 per boe, respectively as a result of increased levels of diesel and power consumption.

In the Netherlands, operating costs on a per boe basis have increased to $12.23 per boe for the quarter ended December 31, 2008 as compared to $11.88 per boe for the same period in the prior year due to lower production resulting from the temporary shut-in of production at Harlingen in mid-July as a result of subsidence concerns. On a year to date basis, operating costs in the Netherlands increased in 2008 to $12.19 per boe versus $11.80 per boe in 2007 due to higher power and salary costs while production was relatively consistent year over year.

($000’s except per boe and per mcf)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Crude oil & NGLs	$28,419	$22,578	$90,250	$75,102
Per boe	$15.75	$12.01	$12.66	$10.94
Natural gas	13,128	11,740	53,288	44,415
Per mcf	$1.88	$1.68	$1.83	$1.62
Operating	$41,547	$34,318	$143,538	$119,517
Per boe	$14.01	$11.28	$11.98	$10.45

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France continue to be higher than historic levels as a result of the oil spill at the Ambès Terminal that occurred in January 2007. In early March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and all trucking operations ceased. As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery. Transportation costs in France are relatively consistent year over year and will continue to be higher than pre-January 2007 levels until full resumption of terminal operations occurs which is expected to occur during the second half of 2009.

($000’s except per boe)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Transportation	$6,165	$6,007	$23,545	$22,926
Per boe	$2.08	$1.97	$1.96	$2.01

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses per boe for the three and twelve month periods ended December 31, 2008 were $1.76 and $2.07, respectively (three and twelve month periods ended December 31, 2007, $1.24 and $1.64, respectively). The increase per boe from 2007 is associated with information technology project expenses and higher business development costs as well as an overall increase in consulting costs. The increase in business development costs are a result of higher activity levels whereby more acquisition opportunities were evaluated. Consultants are used frequently by Vermilion to complement staff during times of peak workload and to facilitate project work.

($000’s except per boe)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
General and administration	$5,210	$3,759	$24,837	$18,726
Per boe	$1.76	$1.24	$2.07	$1.64

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three and twelve month periods ended December 31, 2008 was $4.7 million and $18.4 million, respectively (three and twelve month periods ended December 31, 2007, $0.9 million and $14.0 million, respectively). For 2008, this expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan. The 2007 figures also include expense associated with the Trust Unit Rights Incentive Plan, the value of which had been fully amortized by December 31, 2007 resulting in no expense for this plan being recognized in 2008.

The year over year increase in the expense compared to the 2007 comparative periods is associated with an adjustment to the Trust’s estimates related to its Trust Unit Award Incentive Plan that was recorded in the fourth quarter of 2007.

($000’s except per boe)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Unit based compensation	$4,684	$865	$18,388	$13,985
Per boe	$1.58	$0.28	$1.53	$1.22

INTEREST EXPENSE

Interest expense for the three and twelve month periods ended December 31, 2008 was $2.4 million and $16.3 million, respectively (three and twelve month periods ended December 31, 2007, $6.6 million and $22.3 million, respectively). The decrease in interest expense for the quarter and year to date periods in 2008 versus 2007 is a result of significantly lower debt levels.

($000’s except per boe)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Interest	$2,383	$6,637	$16,331	$22,330
Per boe	$0.80	$2.18	$1.36	$1.95

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and twelve month periods ended December 31, 2008 were $21.63 and $21.32, respectively (three and twelve month periods ended December 31, 2007, $19.62 and $18.49, respectively). Depletion, depreciation and accretion rates for the quarter and year to date periods in 2008 have increased from the rates per boe for the same periods in 2007 due primarily to higher finding, development and acquisition costs incurred by the Trust.

($000’s except per boe)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Depletion, depreciation and accretion	$64,139	$59,698	$255,473	$211,397
Per boe	$21.63	$19.62	$21.32	$18.49

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the year ended December 31, 2008 increased to $83.8 million compared to $34.0 million in the prior year. This increase is attributable to the significant increase in year over year revenues associated with higher commodity prices in 2008. Current taxes for the fourth quarter of 2008 were significantly lower than the expense recorded in prior quarters in 2008 as a result of lower average commodity prices as well as certain deductions taken in France, the Netherlands and Australia in the fourth quarter of 2008.

As at December 31, 2008, Vermilion had the following tax pools:

($000’s)	Oil & Gas Assets		Tax Losses	Other	Total
Canada	$313,519	(1)	$186,253	$1,721	$501,493
France	59,249	(2)	60,854	-	120,103
Australia	202,083	(1)	-	-	202,083
Netherlands	65,036	(2)	-	-	65,036
Total	$639,887		$247,107	$1,721	$888,715
(1) Deduction calculated by various declining balance rates (2) Deduction calculated by unit of production method

On June 22, 2007 Federal legislation to tax certain types of income in publicly traded income and royalty trusts (“SIFT Rules”) received royal assent. The main purpose of the SIFT Rules was to introduce a tax structure for trusts similar to that for corporations and are expected to take effect at the beginning of 2011. The SIFT Rules also introduced normal growth guidelines that limit the amount of equity that can be issued by trusts until 2011. Currently, Vermilion does not anticipate the normal growth guidelines will impede its ability to execute its business strategy.

On June 18, 2008 Federal legislation was enacted to replace the 13% provincial tax component for tax applicable to SIFT trusts with the “provincial SIFT tax rate”. As substantially all of Vermilion’s Canadian operations are in Alberta, we expect the provincial SIFT tax rate to be 10%. However, the related income tax regulations for calculating the provincial SIFT tax rate have not been published and therefore are not considered to be substantively enacted As a result, Vermilion has used the deemed 13% provincial rate to calculate its future taxes.

On November 28, 2008 the Minister of Finance introduced legislation to permit trusts to convert into corporations without any undue tax consequences to either the trust or its unitholders. As of December 31, 2008 the legislation has not been enacted.

Vermilion has evaluated the impact of the SIFT Rules on the current Trust structure in addition to analyzing other alternative structures to determine the impact to its business model and unitholders. It is management’s current intention that Vermilion will convert to a corporation by 2013. The timing of the intended conversion to a corporation will be influenced by a number of factors including strategic business opportunities. Management will continue to monitor any future changes to tax legislation and determine the impact to the trust structure accordingly.

($000’s except per boe)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Current taxes	$1,362	$701	$83,804	$34,033
Per boe	$0.46	$0.23	$6.99	$2.98

FOREIGN EXCHANGE

For the year ended December 31, 2008, a combined realized and unrealized foreign exchange loss of $47.1 million was recorded compared to a gain of $11.5 million in 2007. The combined loss through December 31, 2008 is comprised of a realized gain of $5.5 million and an unrealized, non-cash loss of $52.6 million. The year to date unrealized loss is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2007, the Canadian dollar weakened significantly against the Euro resulting in this unrealized loss.

($000’s except per boe)	Three Months Ended		Twelve Months Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Foreign exchange (gain) loss	$41,065	$2,777	$47,110	$(11,533)
Per boe	$13.85	$0.91	$3.93	$(1.01)

EARNINGS

Net earnings for the three and twelve month periods ended December 31, 2008 were $13.8 million or $0.20 per unit and $229.2 million or $3.30 per unit, respectively (three and twelve month periods ended December 31, 2007, $43.2 million or $0.65 per unit and $164.3 million or $2.48 per unit, respectively). The increase in earnings for 2008 versus 2007 is largely associated with higher average commodity price levels in 2008 as compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at December 31, 2008 was $207.8 million compared to $416.9 million as at December 31, 2007.

As at December 31, 2008, the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

Vermilion purchased 72,800 shares in Verenex Energy Inc. (“Verenex”) during the first quarter of 2008 for total consideration of $0.6 million. After reflecting these additional shares, Vermilion owned 18.8 million shares representing 42.4% of the outstanding shares of Verenex as at December 31, 2008.

On May 14, 2008, Vermilion suspended the distribution reinvestment plan. This suspension was effective June 16, 2008 and was the result of continued high commodity prices resulting in fund flows from operations that were in excess of the level needed to sustain the Trust’s business model. Cash flows from financing activities for years ended December 31, 2008 and 2007 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of $18.5 million and $36.0 million, respectively.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at December 31, 2008, the fair value of the reclamation fund was $63.4 million and the fund was comprised of $21.7 million in cash and short term investments and $41.7 million in equity and debt securities. A portion of the cash and short term investments and all of the equity and debt securities are professionally managed by third parties.

ASSET RETIREMENT OBLIGATION

At December 31, 2008, Vermilion’s asset retirement obligation was $265.1 million compared to $163.4 million as at December 31, 2007. The increase is largely attributable to changes in estimates relating to the Trust’s future obligations as well as the impact of exchange rates on foreign currency denominated obligations.

During the years ended December 31, 2008 and 2007, the Trust completed reviews of its estimates of the expected costs to reclaim the net interest in its wells and facilities. As a result of significantly higher Canadian reclamation costs which have been observed by the industry as a whole, Vermilion adjusted its asset retirement obligations to reflect these increased estimated future costs. When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the year ended December 31, 2008 and declared distributions totaling $158.7 million compared to $136.4 million for the same period in 2007.

Since inception, the Trust has declared $773.4 million in distributions to unitholders as compared to unitholders’ capital of $444.4 million at December 31, 2008.

Proceeds from the Trust’s distributions reinvestment program were $18.5 million in 2008 (2007 - $36.0 million).

Sustainability of Distributions

($000’s)	Three Months Ended	Year Ended	Year Ended	Year Ended
	Dec 31, 2008	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows from operating activities	$142,983	$660,135	$349,890	$306,033
Net earnings	$13,755	$229,189	$164,286	$146,923
Distributions declared	$40,022	$158,674	$136,389	$130,638
Excess of cash flows from operating activities over cash distributions declared
	$102,961	$501,461	$213,501	$175,395
Excess (shortfall) of net earnings over cash distributions declared
	$(26,267)	$70,515	$27,897	$16,285

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments. The current quarter shortfall of net earnings over cash distributions declared is a result of the unrealized, non-cash foreign exchange loss recorded during the quarter and has no immediate impact on distribution sustainability.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to funds flow from operations. During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise. Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distribution, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007. Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the year ended December 31, 2008, approximately 2.9 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan.

In October 2008 the Trust acquired and then cancelled 45,600 of its own units pursuant to a normal course issuer bid. The cost to acquire these units was $1.2 million and this transaction resulted in a decrease to unitholders’ capital and retained earnings of $282,000 and $931,000, respectively.

Unitholders’ capital increased during the same period by $46.4 million as a result of the issuance of those units, $17.3 million as a result of contributed surplus transfer related to unit based compensation plans with a decrease of $0.3 million as a result of the unit buyback.

As at February 26, 2009 there were 70,236,769 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at December 31, 2008 there were 4.1 million exchangeable shares outstanding at an exchange ratio of 1.66196 whereby 6.8 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time. All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i. Capital expenditures are based on estimates of projects in various stages of completion;

ii. Revenues, royalties and operating costs include accruals based on estimates of management;

iii. Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;

iv. Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

v. Asset retirement obligations are based on estimates of future costs and the timing of expenditures;

vi. The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and

vii. Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2008.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as prior to entering into a derivative contract Vermilion reviews the creditworthiness of the counterparty.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.

Vermilion has created an internal IFRS transition team to oversee the Trust’s adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program. The Trust has completed its scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and Vermilion’s transition team is currently focusing on the design and implementation of policies and process to allow Vermilion to prepare both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011.

NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments – Disclosures”; and Section 3863, “Financial Instruments – Presentation”. The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments.

On January 1, 2008, the Trust adopted Section 3031, “Inventories.” The adoption of this standard did not impact the Trust’s consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064 – “Goodwill and Intangible Assets” to replace Sections 3062 – “Goodwill and Other Intangible Assets” and 3450 – “Research and Development Costs”. Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset. This Section is effective for fiscal years beginning on or after October 1, 2008. The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In January 2009 the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred. Vermilion is current assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

ABBREVIATIONS

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
CBM	coalbed methane
GJ	gigajoules
$m	thousands of dollars
$mm	millions of dollars
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

NETBACKS (6:1)

							Three	Twelve
							Months	Months
	Three Months			Twelve Months			Ended	Ended
	Ended December 31, 2008			Ended December 31, 2008			Dec 31/07	Dec 31/07
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$60.21	$7.10	$48.30	$96.30	$8.59	$66.24	$52.82	$51.32
Realized hedging gain or loss	-	0.17	0.70	-	0.05	0.18	0.34	0.09
Royalties	(9.86)	(1.46)	(9.11)	(16.99)	(1.82)	(12.90)	(10.38)	(9.87)
Transportation	(1.73)	(0.18)	(1.27)	(1.43)	(0.18)	(1.20)	(0.78)	(0.65)
Operating costs	(12.06)	(1.73)	(10.93)	(11.43)	(1.67)	(10.48)	(10.37)	(9.49)
Operating netback	$36.56	$3.90	$27.69	$66.45	$4.97	$41.84	$31.63	$31.40
France
Price	$72.57	$11.29	$72.46	$100.62	$11.12	$99.86	$84.67	$74.81
Realized hedging gain or loss	1.48	-	1.44	(3.68)	-	(3.60)	(4.56)	(1.01)
Royalties	(5.00)	(0.32)	(4.93)	(6.05)	(0.22)	(5.94)	(4.81)	(4.91)
Transportation	(6.06)	-	(5.93)	(5.76)	-	(5.63)	(6.24)	(6.24)
Operating costs	(17.41)	(5.02)	(17.69)	(11.72)	(3.86)	(11.98)	(10.12)	(9.21)
Operating netback	$45.58	$5.95	$45.35	$73.41	$7.04	$72.71	$58.94	$53.44
Netherlands
Price	$50.46	$13.58	$81.30	$91.27	$11.42	$68.66	$54.34	$48.03
Operating costs	-	(2.05)	(12.23)	-	(2.04)	(12.19)	(11.88)	(11.80)
Operating netback	$50.46	$11.53	$69.07	$91.27	$9.38	$56.47	$42.46	$36.23
Australia
Price	$64.51	$-	$64.51	$105.34	$-	$105.34	$78.85	$74.05
Royalties	18.14	-	18.14	(20.96)	-	(20.96)	(19.51)	(17.34)
Operating costs	(15.93)	-	(15.93)	(14.64)	-	(14.64)	(13.74)	(13.19)
Operating netback	$66.72	$-	$66.72	$69.74	$-	$69.74	$45.60	$43.52
Total Trust
Price	$67.07	$9.23	$62.49	$101.32	$9.60	$83.61	$67.62	$61.86
Realized hedging gain or loss	0.64	0.11	0.66	(1.61)	0.03	(0.89)	(1.11)	(0.25)
Royalties	2.40	(0.98)	(0.83)	(13.57)	(1.17)	(10.92)	(9.57)	(8.53)
Transportation	(2.96)	(0.12)	(2.08)	(2.82)	(0.12)	(1.96)	(1.97)	(2.01)
Operating costs	(15.75)	(1.88)	(14.01)	(12.66)	(1.83)	(11.98)	(11.28)	(10.45)
Operating netback	$51.40	$6.36	$46.23	$70.66	$6.51	$57.86	$43.69	$40.62
General and administration			(1.76)			(2.07)	(1.24)	(1.64)
Interest			(0.80)			(1.36)	(2.18)	(1.95)
Foreign exchange			1.42			0.46	1.03	(0.41)
Proceeds on sale of investments			-			0.01	0.40	0.11
Current taxes			(0.46)			(6.99)	(0.23)	(2.98)
Fund flows netback			$44.63			$47.91	$41.47	$33.75
Depletion, depreciation and accretion			(21.63)			(21.32)	(19.62)	(18.49)
Future income taxes			(1.46)			(0.33)	(3.43)	0.82
Other income or loss			(0.57)			(0.44)	(0.04)	(0.01)
Foreign exchange			(15.27)			(4.39)	(1.94)	1.42
Non-controlling interest – exchangeable shares			(0.44)			(1.88)	(1.45)	(1.47)
Equity in affiliate			0.14			0.04	0.25	(0.07)
Unrealized gain or loss on derivative instruments			0.81			1.09	(0.74)	(0.37)
Fair value of stock compensation			(1.58)			(1.53)	(0.28)	(1.22)
Earnings netback			$4.63			$19.15	$14.22	$14.36

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
(Thousands of Canadian dollars, unaudited)

	December 31, 2008	December 31, 2007

ASSETS
Current
Cash and cash equivalents	$67,231	$47,868
Short-term investments	9,491	-
Accounts receivable	123,794	119,645
Crude oil inventory	12,167	11,033
Derivative instruments	11,638	37
Prepaid expenses and other	15,852	7,669
	240,173	186,252
Derivative instruments	3,566	9,515
Long-term investments	63,752	63,128
Goodwill	19,840	19,840
Reclamation fund	63,399	57,928
Capital assets	1,407,629	1,331,460
	$1,798,359	$1,668,123

LIABILITIES
Current
Accounts payable and accrued liabilities	$179,312	$128,858
Distributions payable to unitholders	13,340	12,794
Derivative instruments	-	7,450
Income taxes payable	57,623	1,518
	250,275	150,620
Long-term debt	197,651	452,490
Asset retirement obligation	265,101	163,374
Future income taxes	245,799	205,702
	958,826	972,186
Non-controlling interest – exchangeable shares	84,523	68,576

UNITHOLDERS’ EQUITY
Unitholders’ capital	444,353	380,941
Contributed surplus	29,698	29,211
Retained earnings	280,959	217,209
	755,010	627,361
	$1,798,359	$1,668,123

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
(Thousands of Canadian dollars, except unit and per unit amounts, unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
REVENUE
Petroleum and natural gas revenue	$185,329	$205,725	$1,001,905	$707,334
Royalties	(2,465)	(29,102)	(130,828)	(97,518)
	182,864	176,623	871,077	609,816
EXPENSES AND OTHER EXPENSE OR INCOME
Operating	41,547	34,318	143,538	119,517
Transportation	6,165	6,007	23,545	22,926
Unit based compensation	4,684	865	18,388	13,985
Loss (gain) on derivative instruments	(4,342)	5,623	(2,477)	7,013
Interest	2,383	6,637	16,331	22,330
General and administration	5,210	3,759	24,837	18,726
Foreign exchange (gain) loss	41,065	2,777	47,110	(11,533)
Other expense or (income)	1,704	(1,100)	5,261	(1,106)
Depletion, depreciation and accretion	64,139	59,698	255,473	211,397
	162,555	118,584	532,006	403,255
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	20,309	58,039	339,071	206,561
INCOME TAXES
Future	4,316	10,433	4,003	(9,325)
Current	1,362	701	83,804	34,033
	5,678	11,134	87,807	24,708
OTHER ITEMS
Non-controlling interest – exchangeable shares	1,304	4,425	22,526	16,813
Loss (gain) related to equity method investment	(428)	(769)	(451)	754
	876	3,656	22,075	17,567
NET EARNINGS AND COMPREHENSIVE INCOME	13,755	43,249	229,189	164,286
Retained earnings, beginning of period	308,157	209,524	217,209	190,824
Distributions declared	(40,022)	(35,564)	(158,674)	(136,389)
Repurchase of units	(931)	-	(931)	-
Unit-settled distributions on vested unit based awards	-	-	(5,834)	(1,512)
RETAINED EARNINGS, END OF PERIOD	$280,959	$217,209	$280,959	$217,209

NET EARNINGS PER TRUST UNIT
Basic	$0.20	$0.65	$3.30	$2.48
Diluted	$0.19	$0.62	$3.23	$2.39

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING
Basic	70,220,699	66,992,180	69,548,183	66,122,423
Diluted	77,882,384	76,414,607	78,018,769	75,782,723

Consolidated Statements of Cash Flows
(Thousands of Canadian dollars, unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
OPERATING
Net earnings	$13,755	$43,249	$229,189	$164,286
Adjustments:
Depletion, depreciation and accretion	64,139	59,698	255,473	211,397
Change in unrealized gains and losses and accruals relating to derivative contracts	(2,397)	2,246	(13,102)	4,178
Unit based compensation	4,684	865	18,388	13,985
Loss (gain) related to equity method investment	(428)	(769)	(451)	754
Unrealized foreign exchange loss (gain)	45,280	5,913	52,579	(16,226)
Non-controlling interest – exchangeable shares	1,304	4,425	22,526	16,813
Change in unrealized gains and losses and accruals included in other expense or income relating to investments	1,736	55	5,361	49
Future income taxes	4,316	10,433	4,003	(9,325)
	132,389	126,115	573,966	385,911
Asset retirement costs incurred	(4,923)	(1,618)	(10,200)	(4,056)
Changes in non-cash operating working capital	15,517	(72,760)	96,369	(31,965)
Cash flows from operating activities	142,983	51,737	660,135	349,890
INVESTING
Drilling and development of petroleum and natural gas properties
	(80,865)	(52,121)	(186,836)	(175,639)
Acquisitions of petroleum and natural gas properties	(79)	(366)	(46,466)	(121,294)
Corporate acquisitions, net of cash acquired	(1,764)	-	(1,764)	-
Purchase of short-term investments	(9,491)	-	(9,491)	-
Long-term investment	-	(2,193)	(627)	(32,193)
Contributions to reclamation fund	(667)	-	(10,378)	-
Changes in non-cash investing working capital	319	3,005	(179)	(4,512)
Cash flows used in investing activities	(92,547)	(51,675)	(255,741)	(333,638)
FINANCING
Increase (decrease) in long-term debt	(85,943)	(38,186)	(258,836)	99,053
Issue of trust units for cash	-	1,335	3,740	7,045
Issue of trust units pursuant to the distribution reinvestment plan	-	9,807	18,453	35,992
Cash distributions	(39,953)	(34,116)	(158,128)	(134,595)
Repurchase of units	(1,213)	-	(1,213)	-
Cash flows from (used in) financing activities	(127,109)	(61,160)	(395,984)	7,495
Exchange gain (loss) on cash held in a foreign currencies	11,468	2,602	10,953	(2,829)
Net change in cash and cash equivalents	(65,205)	(58,496)	19,363	20,918
Cash and cash equivalents, beginning of period	132,436	106,364	47,868	26,950
Cash and cash equivalents, end of period	$67,231	$47,868	$67,231	$47,868
Supplementary information - cash payments
Interest paid	$1,840	$6,895	$14,905	$26,071
Income taxes paid	$(2,365)	$11,096	$27,699	$45,934

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO
Curtis W. Hicks, C.A., Executive VP & CFO
Paul Beique, VP Capital Markets
Tel: 403-698-8827
Fax: 403-264-6306
Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com